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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                      American Medical Holdings, Inc.
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                  027428101
                               (CUSIP Number)

                              Bela R. Schwartz
                          The Clipper Group, L.P.
                                  Tower 49
                            12 East 49th Street
                            New York, NY  10017
                               (212) 715-5715
    (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              October 10, 1994

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SEC 1746(12-91)
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                                SCHEDULE 13D

CUSIP No. 027428101


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Clipper Group, L.P. IRS ID #13-3600847


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
        Not applicable                                                 (b) [ ]


   3    SEC USE ONLY



   4    SOURCE OF FUNDS*

        Not applicable


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Limited partnership organized in Delaware


                7  SOLE VOTING POWER

                   NONE
   NUMBER OF
    SHARES      8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY       NONE
     EACH
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON
     WITH         NONE

               10  SHARED DISPOSITIVE POWER

                  NONE


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        NONE

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   [ ]


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


  14    TYPE OF REPORTING PERSON

        PN

                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
                INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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This Amendment No. 1, dated October 19, 1994, amends and restates a
Schedule 13D (the "Schedule 13D") previously filed by The Clipper Group, L.P. ("Clipper") on August 28, 1991.


Item 1. Security and Issuer

This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of American Medical Holdings, Inc., a Delaware corporation (the "Issuer" or "AMI"). The Issuer's principal executive offices are located at 14001 Dallas Parkway, Suite 300, Dallas, Texas 75380.

Item 2. Identity and Background

This Statement is being filed by Clipper, a Delaware limited partnership. The principal business of Clipper is investment management and its principal office and business address is Tower 49, 12 East 49th Street, New York,
New York 10017.

Clipper Asset Management Corporation, a Delaware corporation, is the sole general partner of Clipper. Its principal business is investment management and its principal office and business address is Tower 49, 12 East 49th Street, New York, New York 10017.

Clipper has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of the Transaction

The response to Item 6 is hereby incorporated herein by reference.


Item 5. Interest in Securities of the Issuer

The response to Item 6 is hereby incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 10, 1994, National Medical Enterprises, Inc. ("NME"), AMH Acquisition Co. ("Sub") and AMI signed an Agreement and Plan of Merger (the "Merger Agreement"), whereby Sub will be merged with and into AMI (the "Merger"), and AMI will be the surviving corporation. Pursuant to the terms of the Merger Agreement, which was approved by the board of directors of both companies, each share of Common Stock of AMI will be converted into the right to receive (i) 0.42 shares of Common Stock, par value $.075 per share of NME and (ii) $19.00 cash if the closing occurs before April 1, 1995 and $19.25 thereafter, and AMI will declare a special $.10 dividend on each share of Common Stock.

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In connection with the execution of the Merger Agreement, NME, MB L.P. I, 1987
Merchant Investment Partnership and CS First Boston Corporation
(collectively, the "Stockholders") entered into the Stockholder Voting and Profit Sharing Agreement, dated as of October 10, 1994 (the "Agreement"), relating to the shares of Common Stock, at that time or thereafter beneficially owned by the Stockholders (the "Stockholder Shares").

Pursuant to the terms of the Agreement, the Stockholders have granted NME an irrevocable proxy to vote the Stockholder Shares in favor of the Merger, against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of AMI under the Merger Agreement and against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Stockholders revoked any proxy previously granted by the Stockholders with respect to the Stockholder Shares. In connection with this granting of the proxy, the right of Clipper to vote 11,305,450 of the Stockholder Shares pursuant to an Asset Management Agreement, dated as of March 6, 1991, as amended, among Clipper, CS First Boston, Inc. and certain affiliates of CS First Boston, Inc., was, with the consent of Clipper, terminated; and the right of Robert B. Calhoun, Jr. to vote the Stockholder Shares, pursuant to the Amended and Restated Stockholders Agreement, dated as of July 30, 1991, among various stockholders of AMI, was terminated. As of the date of the Merger Agreement, Clipper has sole or shared voting or dispositive power with respect to no shares of Common Stock.


Item 7.  Material to be Filed as Exhibits

         (1) Letter, dated October 10, 1994, from CS First Boston Corporation to Clipper.

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                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  October 19, 1994


                                    THE CLIPPER GROUP, L.P.



                                    By: Clipper Asset Management
                                        Corporation
                                        The General Partner of
                                        The Clipper Group, L.P.


                                    By:/s/ Bela R. Schwartz
                                       Name:  Bela R. Schwartz
                                       Title:  Secretary and Treasurer